Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Liberty Interactive Corporation Enters into Agreement to Acquire HSN, Inc.

July 6, 2017

Forward-Looking Statements

This presentation includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc. (“GCI” and the “proposed GCI transaction”), the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition and the proposed GCI transaction, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition and the proposed GCI transaction, including the timing and satisfaction of conditions to these transactions that could reduce anticipated benefits or cause the parties to abandon the respective transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation. During today’s presentation we will discuss certain non-GAAP financial measures including adjusted OIBDA of the QVC

Group and adjusted EBITDA of HSNi. Please refer to the Appendix at the end of this presentation for definitions and applicable GAAP reconciliations.

Additional Disclaimers

No Offer or Solicitation

This presentation relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this presentation shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi.

Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

In addition, nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and issuance of shares in the proposed GCI transaction will only be made pursuant to GCI’s effective registration statement. Liberty Interactive stockholders, GCI shareholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the proposed GCI transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed GCI transaction. Copies of these SEC filings will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

In addition, the directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed GCI transaction. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on April 20, 2017, and certain of its Current Reports on Form 8-K. Information regarding the directors and executive officers of GCI is available as part of its Form 10-K filed with the SEC on March 2, 2017. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described above.

Today’s Speakers

Greg Maffei	Mike George	Rod Little
President and CEO	President and CEO	Office of the CEO and CFO
Liberty Interactive Corporation	QVC, Inc.	HSN, Inc.

QVC Group to add HSNi, Enhancing our Position in Digital, Discovery Based Retail

•	Liberty Interactive Corporation (“Liberty Interactive”) entered into agreement to acquire outstanding shares of HSN, Inc. (“HSNi”) in all-stock transaction

•	Liberty Interactive currently owns 38.2% of HSNi and will acquire remaining 61.8% stake

•	HSNi will be attributed to QVC Group, tracking stock of Liberty Interactive

•	Expect Liberty Interactive to become asset-backed stock and renamed “QVC Group, Inc.” following separation of certain

Liberty Ventures assets and liabilities by year-end(1)

•	HSNi has two business segments: HSN and Cornerstone

•	HSN is one of the largest video commerce retailers in US; Cornerstone has leading home and apparel lifestyle brands

•	$3.5b revenue and $288m Adjusted EBITDA for twelve months ended Q1-17

•	HSNi shareholders will receive fixed consideration of 1.65 shares of QVCA for every share of HSNi

•	Total enterprise value of $2.6b(2) and equity value of $2.1b(2)

•	Former HSNi shareholders (excluding Liberty Interactive) will own 10.6% of QVC Group’s undiluted equity and 6.9% of undiluted voting power(3)

•	Mike George will oversee HSNi operations post-closing

•	One HSNi director will be appointed to Liberty Interactive board at closing

•	QVC Group expects to continue share repurchase policy

•	Transaction estimated to close during Q4-17

(1)	Described on slide 7. For more information on the proposed separation, see Liberty Interactive’s presentation and press release issued April 4, 2017.

(2)	Based on HSNi’s undiluted share count as of 5/1/2017 and QVCA share price of $24.46 as of 7/5/2017. 5

(3)	Based on QVC Group undiluted share count as of 4/30/2017 and HSNi undiluted share count as of 5/1/2017.

Significant Advantages for Customers, Brand Partners, Team Members, Shareholders

•	Improves QVC Group’s competitive position

•	Combined QVC and HSNi will benefit from increased scale to more effectively compete in evolving retail and digital landscape

•	Financial optionality due to HSNi’s low debt leverage

•	Meaningful synergy opportunities, estimated at $75 - $110 million per year(1)

•	Improves QVC Group positioning as stand alone equity

Combined company will be one of largest digital retailers in the world

#3 in eCommerce and
#1 in global video
mobile commerce(4), with
commerce(2), with
$7.5b eCommerce and
$14b revenue(3)
$4.7b mobile revenue(3)

(1)	Estimated run-rate operating synergies between QVC and HSNi, excludes potential capex savings.

(2)	Source: Pitchbook/Morningstar, Euromonitor, public company filings, QVC Corporate Development analysis. Latest available.

(3)	QVC Group plus HSNi for LTM Q1-17; QVC mobile revenue based on gross US dollar orders.

(4)	Source: Internet Retailer. #3 in North America in eCommerce and #3 in mobile commerce in the US among multi-category retailers.

(5) QVC figures include China JV.	6

360m+ homes reached(5) via 17 broadcast networks(5)

145+ hours of live content per day(5)

Liberty Interactive to Become Asset-Backed Stock Named QVC Group, Inc.

Today’s QVC Group

Tracking stock

38% 100% 100%

Reattribution at Closing of

GCI Liberty Transaction

Assets (~$750m)

•	Cash ($329m)(3)

•	ILG ($260m after-tax)

•	Green Energy Investments ($138m)

•	Tax benefits – stock options ($23m)

Liabilities: (~$750m)

•	Exchangeable Debentures(1)

•	Net tax attributes from

Exchangeables(2)

Pro-Forma

QVC Group, Inc.

Asset backed stock

100% 100% 100%

Green Energy		Exchangeable
Investments	13%	Bonds(1)

✓	Establishes leading, pure-play discovery based retail and eCommerce company

✓	Will be eligible for possible inclusion in stock indices

✓	Maintains prudent capital structure with sufficient liquidity to service debt, repurchase stock or make strategic investments/acquisitions

✓	Increases near-term and annual liquidity through reattribution of $329m(3) cash and ongoing, free cash flow from tax savings estimated at $130m(4) annually and growing

Note: All data as of announcement of transaction with GCI on April 4, 2017.

(1)	Includes Liberty Interactive’s 4.00%, 3.75%, 3.50% and 0.75% Exchangeable debentures. Subject to exchange offer as described on slide 18 of the publicly available deck regarding the transaction dated April 4, 2017, some amount of

Liberty Interactive’s 1.75% Charter Exchangeable debentures may be reattributed to QVC Group with offsetting amount of cash and indemnification from GCI Liberty for payment obligations through put date on 10/2023.

(2)	Deferred tax liability as of 12/31/2016 of $1.4b, does not include deferred tax liability for mark-to-market adjustments on bonds and includes deferred tax liability on deferred COD on debt retirements.

(3)	Final cash amount to be determined at close based on valuations and results of exchange offer of Liberty Interactive’s 1.75% Charter Exchangeable as described on slide 18 of the publicly available deck regarding the transaction dated April 4, 2017.

(4)	Tax savings from exchangeable bonds; excludes additional tax savings from green energy investments.

Mike George

President and CEO

QVC, Inc.

The Combined Benefits of QVC Group

The New QVC Group

We create the world’s most engaging shopping experiences, by combining the best of retail, media and social – offering a curated collection of brands to

100%	consumers via broadcast, internet and

mobile sales outlets
A retailer obsessed with bringing
customers special finds at incredible

prices every day and features an ever-

100%	changing, always delightful collection of
clothing, home decor, toys, gifts and

more––for the whole family

An interactive multi-channel retailer and leader in transactional innovation with strong direct-to-consumer expertise;

100%	operates two business segments: HSN and Cornerstone

$14b revenue / $2.3b Adj. OIBDA(1)

23m active global customers(2)

186m customer contacts(3), 2b visits to websites, and 320m+ packages shipped annually

17 multi-platform networks that reach over 360m households with 5 multiplatform networks in US

22,000 brand portfolio(4)

27k team members in 8 countries

8.3m Facebook followers

240+ social media pages

Estimated run-rate cost synergies $75 - $110 million(5)

Note: All data as of FY 16, unless otherwise noted.
(1)	LTM as of Q1-17.
(2)	Represents total customers across consolidated QVC, zulily, HSNi. Includes some amount of QVC US and HSN customer overlap.
(3)	Includes customer calls, email contacts and social contacts.	9
(4)	Includes some amount of QVC and HSN brand overlap.
(5)	Estimated operating synergies between QVC and HSNi, excludes potential capex savings.

HSNi Brings Rich Legacy of Innovation to QVC Group

•	Founded the industry in 1977, among the first eCommerce retailers in 1994

•	Advanced media, including Shop by Remote available in 20m+ homes, Apple TV, Amazon Fire, Roku, Samsung LG Smart TV, TiVo - creating specialty channels and new ways to discover content

•	Highly engaging programming and events, including movie tie-ins, American Dreams entrepreneur search series

•	Leading brands, including Joy Mangano’s Ingenious Designs, Andrew Lessman’s ProCaps Laboratories, IMAN Global Chic, Jennifer Flavin-Stallone’s Serious Skincare, Wolfgang Puck Kitchen, Diane Gilman

Fashion and Concierge Collection

•	Cornerstone: interactive, aspirational home/apparel lifestyle brands

•	Frontgate, Ballard Designs, Garnet Hill, Grandin Road, and Improvements.

Meaningful Upside Bringing Two Companies Together

Driving Growth, Innovation, and Value

•	Maintain QVC and HSN as distinct brands

•	Preserve unique identities, cultures and customer following

•	Leverage combined strengths of the two companies to:

•	Optimize five US based networks (QVC, QVC2, BeautyiQ, HSN, HSN2) and create complementary programming

•	Collaborate on best-in-class digital platforms (mobile, personalization, social, marketing) and next-gen shopping innovations; extend Shop by Remote platform to QVC

•	Strengthen brand portfolios

•	Extend top HSN brands to QVC International and zulily, leverage zulily as brand feeder with younger customers, utilize QVC global development capabilities

•	Explore cross marketing opportunities to better engage existing and potential customers

•	Share best practices and tools, leverage top talent and create new professional growth opportunities

•	Pursue integration opportunities to enable combined company to operate more efficiently, fund innovation and enhance customer value, including:

•	Combining technology platforms where appropriate

•	Leveraging enhanced scale of supply chain and customer service networks

•	Eliminating redundant corporate and support services

•	Reducing costs through purchasing synergies

Complementary US Video Commerce Businesses

5m customers(1)

90% sales from repeat / reactivated customers

Average existing customer purchases 13 items / per yr

83% homeowners

$72k median household income

Loves to shop

8m customers(1)

92% sales from repeat / reactivated customers

Average existing customer purchases 25 items / per yr

88% homeowners

3.3x average household wealth

Loves to shop

6 million QVC US customers do not shop at HSN today

Note: All data as of FY 2016 unless otherwise noted. QVC data for QVC US only. QVC and HSN customer profile methodology and groupings may differ and not be directly comparable.

(1)       As of Q1-17.

Expanding Diversity of Brand and Product Offering

Jewelry
Electronics	8%

25%	Fashion

15%

Beauty &

Health

Home 23%

29%

Electronics Jewelry
9%	9%

Fashion
Home	32%
33%

Beauty

17%

50m units shipped	183m units shipped globally
Stronger in	Stronger in
Electronics, Fitness & Health	Fashion & Beauty
664 products on-air / wk	770 products on-air / wk(1)
1,622 brands & 80k different products sold	2,580 brands & 88k different products sold(1)
Note: All data as of FY 2016.	13
(1)QVC US.

Produce More Live Programming than Any Other Major Network

Shoppable Across Innovative Platforms

HSN Main:

•	91m homes

•	Live daily programming 364 days/yr(1)

HSN2:

• 48m homes

8.3k hrs of live content /year(2)

47% eCommerce penetration

• 54% mobile share of eCommerce

New Platforms:

QVC Main:

•	104m homes

•	Live 24/7, 364 days/yr

QVC2:

•	60m homes

•	Live 40 hrs/wk

BeautyiQ:

•	40m homes,

•	Live 20 hrs/week

(Facebook Live simulcast)

11.8k hrs of live content/year(3)

54% eCommerce penetration

• 61% mobile share of eCommerce

New Platforms:

Note: All data as of Q1-17 unless otherwise noted; QVC US data only.
(1)	HSN runs taped programming 1-2 hours each night.	14
(2)	Data for FY 2016.

(3)	Run-rate based on current broadcast schedule.

Customer Service Excellence with Global Operations Network

• Headquarters

•	St. Petersburg, FL

•	Fulfillment Centers

•	HSN: Piney Flats, TN; Fontana, CA; Roanoke, VA

•	Cornerstone: West Chester, Fairfield, Monroe, OH; Scottsdale, AZ

Contact Centers

•	HSN: St. Petersburg, FL

•	Cornerstone: West Chester, OH; Exeter, NH

•	Headquarters

•	QVC US: West Chester, PA

•	zulily: Seattle, WA

•	QVC Int’l: Chiswick Park, UK; Dusseldorf, DE; Makuhari, JP; Brugerio, IT; Seine-Saint-Denis, FR

•	Shared Service Center: Krakow, Poland

•	Fulfillment Centers

•	QVC US: Rocky Mount, NC; Florence, SC; Suffolk, VA; Ontario, CA; Lancaster, PA

•	zulily: Bethlehem, PA; McCarran, NV; Lockborne, OH

•	QVC Int’l: Knowsley, UK; Huckelhoven, DE; Sakura, JP; Castle San Giovanni, IT

•	Contact Centers

•	QVC US: Chesapeake, VA; San Antonio, TX

•	zulily: Gahanna, OH

•	QVC Int’l: Knowsley, UK; Bochum & Kassel, DE; Makuhari, JP; Brugerio, IT

Combining the Industry’s Best Talent Leading to Highly Engaged Global Audience

	HSNi Team members	QVC Group Team members
	• HSNi: 6,500	• QVC: 17,000+
• zulily: 3,000
HSN Engagement		QVC US Engagement
•	24 on-air hosts	• 29 on-air hosts (120+ globally)
•	742 different on-air guests/year	• 900 different QVC US on-air guests/year
•	1.15m Facebook followers	• 2m Facebook followers
• 21m+ calls to contact centers		• 98m customer contacts(1)
•	Mike George will lead QVC Group

•	Three companies with distinct brand identities will continue to operate as separate brands

•	Establish joint team to integrate operations

•	Leverage scale to reinvest in innovation and benefit overall customer experience

Notes: All data as of FY 2016		16
(1)	Includes customer calls, email contacts and social contacts.

Rod Little

Office of the CEO and CFO

HSN, Inc.

HSNi Overview

Diversity of Brands, Products, Channels of Distribution

360° Direct to Consumer Reach

$3.5 billion in sales

$2 billion in digital sales

54% penetration

43% of digital sales from mobile

Q&A

Appendix

Transaction Summary Terms

Overview	• Liberty Interactive Corporation (“Liberty Interactive”) has agreed to acquire all outstanding shares of HSN, Inc.
(“HSNi”) not currently owned by Liberty Interactive in all-stock transaction
•	HSNi will be attributed to QVC Group tracking stock

•	Liberty Interactive owns 38.2% of HSNi today (attributed to QVC Group tracking stock)

•	Liberty Interactive’s existing 38.2% interest in HSNi to remain outstanding and owned by subsidiary of Liberty

Interactive LLC

•	Liberty Interactive to directly acquire remaining 61.8% of HSNi

•	HSNi expected to remain separate consumer facing brand

•	HSNi will continue to operate out of current headquarters in St. Petersburg, FL

Terms and	•	Fixed consideration of 1.65 shares of QVCA for every share of HSNi owned
Financing		• Consideration represents $40.36 per HSNi share
• Total enterprise value of approximately $2.6b and equity value of approximately $2.1b(1)

	•	Issuing $1.3b new QVCA equity to HSNi shareholders for purchase of remaining 61.8% of HSNi
• Former HSNi shareholders will hold 10.6% of QVC Group’s undiluted equity and 6.9% of undiluted voting power(2)
	•	HSNi to remain at QVC Group, Inc. following announced separation of Liberty Ventures
• HSNi may continue paying quarterly cash ($0.35/share) dividend through closing
Leadership	•	Mike George to remain CEO of QVC, Inc. and will oversee HSNi operations post-closing
	•	One director of HSNi to join Liberty Interactive board at closing at Liberty Interactive’s selection
Timing	•	Customary closing conditions, including:
•	Regulatory approvals, including approval from FCC and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act

•	HSNi shareholder vote (majority of outstanding voting power)

•	Voting agreement obtained from Liberty Interactive with respect to its current 38.2% interest to vote in-favor of transaction

•	No Liberty Interactive shareholder vote required or to be sought

•	Not cross-conditioned on closing of GCI Liberty transaction

•	Expected to close during Q4-17

•	Outside date: 9 months from signing, plus 6 months regulatory tail

(1)	Based on HSNi’s undiluted share count as of 5/1/2017 and QVCA share price of $24.46 as of 7/5/2017.

(2)	Based on QVC Group undiluted share count as of 4/30/2017 and HSNi undiluted share count as of 5/1/2017.

QVC Group Pro-Forma Ownership

QVC Group Ownership

	Legacy QVC Group			Post-Transaction
		%			%
	Number of	Common	%	Number	Common	%
	Shares	Equity	Voting	of Shares	Equity	Voting
QVC Group Shareholders
QVCA Shares(1)	421.5	93.5%	58.9%	421.5	83.6%	54.8%
QVCB Shares(1)	29.4	6.5%	41.1%	29.4	5.8%	38.2%
Total QVC Group	450.9	100.0%	100.0%	450.9	89.4%	93.1%
HSNi Shareholders (ex. Liberty Interactive)
Newly Issued QVCA Shares(2)	-	-	-	53.4	10.6%	6.9%
Total Undiluted Common Shares Outstanding	450.9			504.3
(1)	Based on QVC Group undiluted share count as of 4/30/2017.	22
(2)	Based on HSNi undiluted share count as of 5/1/2017.

Valuation Summary

Deconstructing the Purchase Price

($ in millions)
HSNi Term Loan (L+1.50%)	$469
HSNi Revolving Credit Facility(1)	60
Total Debt(2)	$529
Acquired Cash(2)	(48)
Net Debt	$481
Value of Newly Issued QVCA Shares	$1,306
Value of Liberty Interactive's 38% Investment in HSNi	808
Implied Transaction Equity Value(3)	$2,114
Implied Enterprise Value	$2,594
(1)	Revolving Credit Facility is $750m, subject to maximum allowed leverage of 3.50x.

(2)	HSNi’s debt and cash balance as of 3/31/2017.

(3)	Based on HSNi’s undiluted share count as of 5/1/2017 and QVCA share price of $24.46 as of 7/5/2017.

QVC Group Pro-Forma Debt Build

$7.6b

$ in millions

QVC Inc.

Leverage Ratio

2.7x(1)

HSNi Revolving

Credit Facility

$6.2b	$60 HSNi Term Loan
$469

Corporate Level

Debentures

$792

QVC Credit

Facility

$1,699

QVC Group
Leverage Ratio
QVC &	3.2x(2)
Subsidiary
Debt

$3,730

Exchangeable
Debentures
	$6.8b	$1,205
HSN, Inc.

$329
Leverage

Cash to Pay
Ratio
Down QVC
1.9x(3)
Credit Facility

Pro-Forma

QVC Group

Leverage Ratio

3.0x(4)

Pro-Forma

QVC Group, Inc.

Leverage

3.4x(4)

QVC Group HSN

Note: See footnotes on following slide. Reattribution refers to transaction described on slide 7.

(1)	As of March 31, 2017, as defined in QVC’s credit facility.

(2)	As of March 31, 2017, based on combined adjusted OIBDA of QVC and zulily.

(3)	As of March 31, 2017, as defined in HSNi’s credit agreement.

(4)	Based on combined adjusted OIBDA of QVC, zulily and HSNi.

Pro-Forma	Reattribution	Post-Reattribution
QVC Group		Pro-Forma QVC Group, Inc.
24

QVC Group Pro-Forma Capitalization

Pro-Forma QVC Group

Capitalization

In millions as of 3/31/2017
8.5% senior debentures(1)	$287
8.25% senior debentures(1)	$504
HSNi 1% exchangeable debentures(2)	$1
Corporate level debentures	$792
QVC Credit Facility(3)	$1,699
QVC senior secured notes	$3,550
Other subsidiary debt	$180
QVC senior notes and subsidiary debt(1)
$3,730
HSNi Debt
Term Loan	$469
Revolving Credit Facility(4)	$60
Total HSNi Debt	$529
Total Pro-Forma QVC Group Debt	$6,750
Pro-Forma QVC Group Cash(5)	$377
Pro-Forma QVC Group Net Debt	$6,373

Note: Reattribution refers to transaction described on slide 7.

(1)	Face amount of Senior Notes and Debentures with no reduction for unamortized discount.

(2)	Face amount of Senior Exchangeable Debentures with no reduction for fair market value adjustment.

Post-Reattribution

Pro-Forma QVC Group Capitalization

In millions as of 3/31/2017
8.5% senior debentures(1)	$287
8.25% senior debentures(1)	$504
HSNi 1% exchangeable debentures(2)	$1
4.00% S/CTL exchangeable debentures	$435
3.75% S/CTL exchangeable debentures	$436
3.50% MSI exchangeable debentures	$333
0.75% CHTR/TWX/TIME exchangeable debentures	$1

Corporate level debentures	$1,997
QVC Credit Facility(6)	$1,370
QVC senior secured notes	$3,550
Other subsidiary debt	$180
QVC senior notes and subsidiary debt(1)
$3,730
HSNi Debt
Term Loan	$469
Revolving Credit Facility(4)	$60
Total HSNi Debt	$529
Total Pro-Forma QVC Group Debt	$7,626
Pro-Forma QVC Group Cash(5)	$377
Pro-Forma QVC Group Net Debt	$7,249

(3)       Total capacity of $2.65b, includes $400m tranche where zulily is co-borrower and co-guarantor.

(4) Total capacity of $750m. 25

(5)       Based on QVC Group attributed cash and HSNi cash as of 3/31 2017, less approximately $50m in estimated deal fees.

(6)       Total capacity of $2.65b, includes $400m tranche where zulily is co-borrower and co-guarantor. Assumes $329m of reattributed cash used to pay down QVC’s credit facility.

Non-GAAP Financial Measures

This presentation includes the use of adjusted OIBDA, which is a non-GAAP financial measure for QVC Group, together with a reconciliation to that entity’s operating income, as determined under GAAP. Liberty Interactive defines adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses, excluding all stock based compensation, and excludes from that definition depreciation and amortization that are included in the measurement of operating income pursuant to GAAP.

Liberty Interactive believes adjusted OIBDA is an important indicator of the operational strength and performance of its businesses, including each business' ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Because adjusted OIBDA is used as a measure of operating performance, Liberty Interactive views operating income as the most directly comparable GAAP measure. Adjusted OIBDA is not meant to replace or supersede operating income or any other GAAP measure, but rather to supplement such GAAP measures in order to present investors with the same information that Liberty Interactive's management considers in assessing the results of operations and performance of its assets. Please see the attached schedule for applicable reconciliation.

This presentation also includes Adjusted EBITDA for HSNi, which is a supplemental measure to GAAP. This measure is amongst the primary metrics by which HSNi evaluates the performance of its businesses, on which internal budgets are based and by which management is compensated. HSNi believes that investors should have access to, and HSNi is obligated to provide, the same set of tools that they use in analyzing results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. HSNi endeavors to compensate for the limitations of the non-GAAP measures presented by providing the comparable GAAP measures with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measures. HSNi encourages investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this presentation.

Adjusted EBITDA is defined as operating income excluding, if applicable: (1) non-cash charges including: (a) stock-based compensation expense, (b) amortization of intangibles, (c) depreciation and gains and losses on asset dispositions, and (d) goodwill, long-lived asset and intangible asset impairments; (2) pro forma adjustments for significant acquisitions; and (3) other significant items. Significant items, while periodically affecting results, may vary significantly from period to period and have a disproportionate effect in a given period, thereby affecting the comparability of results. Adjusted EBITDA is not a measure determined in accordance with GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. Adjusted EBITDA is used as a measurement of operating efficiency and overall financial performance and HSNi believes it to be a helpful measure for those evaluating companies in the retail and media industries. Adjusted EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact to HSNi's statement of operations of certain expenses, gains and losses that are excluded from the company's definition of Adjusted EBITDA.

Reconciling Schedules

Pro-Forma Adjusted OIBDA Reconciliation

($ in millions)	Q2-16	Q3-16	Q4-16	Q1-17	LTM
HSN, Inc.
Net Income	$26	$20	$44	$21	$111
Income Tax Provision	16	13	25	13	67
Income Before Income Taxes	$42	$33	$69	$35	$179
Interest Expense, Net	4	4	4	4	16
Operating Income	$46	$37	$73	$39	$195
Non-Cash Charges:
Stock-Based Compensation Expense	$5	$4	$5	$5	$19
Depreciation & Amortization	11	11	11	11	43
Loss on Sale of Businesses, Asset Impairments and Disposition of Fixed Assets	20	11	(0)	-	31
Adjusted EBITDA	$82	$63	$88	$54	$288
QVC Group
Operating Income	$254	$167	$384	$226	$1,031
Depreciation & Amortization	214	219	208	207	848
Stock Compensation Expense	19	20	18	12	69
QVC Group Adjusted OIBDA	$487	$406	$610	$445	$1,948
(plus) Corporate and Other	7	5	(1)	4	15
QVC Group Adjusted OIBDA ex. Corporate and Other	$494	$411	$609	$449	$1,963
Pro-Forma QVC Group ex. Corporate and Other and HSN, Inc. Adjusted OIBDA	$576	$474	$697	$503	$2,251

Note: Some figures do not sum due to rounding.